UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Redwood Financial Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

757903109
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757903109
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trading Company, Ltd d/b/a Stewart Investment Advisers 98-0343699

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: Barbados

Number of 5. Sole Voting Power 0
Shares
Beneficially 6. Shared Voting Power 0
Owned by
Each Reporting 7. Sole Dispositive Power: 0
Person With:
8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11. Percent of Class Represented by Amount in Row (9): 0%
12. Type of Reporting Person (See Instructions): IA

CUSIP No. 757903109
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Rocky Mountain Advisers, LLC.
26-3301611
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: Alaska

Number of 5. Sole Voting Power: 0
Shares
Beneficially 6. Shared Voting Power: 0
Owned by
Each Reporting 7. Sole Dispositive Power: 0
Person With:
8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11. Percent of Class Represented by Amount in Row (9): 0%
12. Type of Reporting Person (See Instructions): IA
CUSIP No. 757903109
1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Boulder Growth & Income Fund, Inc.
13-2729672
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization: Maryland

Number of 5. Sole Voting Power: 0
Shares
Beneficially 6. Shared Voting Power: 0
Owned by
Each Reporting 7. Sole Dispositive Power: 0
Person With:
8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
11. Percent of Class Represented by Amount in Row (9): 0%
12. Type of Reporting Person (See Instructions): IV

SCHEDULE 13G

Item 1.

(a) Name of Issuer: Redwood Financial Inc (“the Issuer”)

(b) Address of Issuer’s Principal Executive Offices: 301 S. Washington Street, P.O. Box 317, Redwood Falls, MN 56283

Item 2.

(a) Name of Person Filing:

(1) Stewart West Indies Trading Company, Ltd d/b/a Stewart Investment Advisers (“SIA”)

(2) Rocky Mountain Advisers, LLC (“RMA”)

(3) Boulder Growth & Income Fund, Inc. (“BIF”)

(b) Address of Principal Business Office or, if none, Residence:

(1) Bellerive, Queen Street, St. Peter, Barbados. Address for

(2) and (3): 2344 Spruce Street, Suite A Boulder, CO 80302

(c) Citizenship: (1) Barbados (2) Alaska (3) Maryland

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 757903109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☒ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

SIA and RMA, each an investment adviser registered under the Investment Advisers Act of 1940, as amended, furnish investment advice to BIF, an investment company registered under the Investment Company Act of 1940, as amended. BIF previously directly owned and reported shares on Schedule 13G.

(a) Amount beneficially owned:
   (1) 0
   (2) 0
   (3) 0

(b) Percent of class: 0%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
 Not applicable

Item 8. Identification and Classification of Members of the Group
Not applicable

Item 9. Notice of Dissolution of Group
Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Rocky Mountain Advisers, LLC

By: _/s/ Nicole Murphey_______________________

Name: Nicole Murphey
Title: Vice President

Stewart West Indies Trading Company, Ltd. d/b/a Stewart Investment Advisers

By:__/s/ Stephen Miller________________________

Name: Stephen Miller
Title: Vice President

Boulder Growth & Income Fund, Inc.

By:__/s/ Nicole Murphey_______________________

Name: Nicole Murphey
Title: Vice President & Chief Financial Officer

Exhibit A

Agreement

Joint Filing of Schedule 13G

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1) and consent to the joint filing on their behalf of such statement. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Rocky Mountain Advisers, LLC

By: __/s/ Nicole Murphey____________________

Name:  Nicole Murphey
Title:  Vice President

Stewart West Indies Trading Company, Ltd.
d/b/a Stewart Investment Advisers

By: __/s/ Stephen Miller______________________

Name: Stephen Miller
Title:  Vice President

Boulder Growth & Income Fund, Inc.

By: __/s/ Nicole Murphey_______________________

Name: Nicole Murphey
Title: Vice President and Chief Financial Officer